UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission File Number 1-12597

1.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

CULP, INC. EMPLOYEES’ RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULP, INC.

410 W. English Road 5th Floor

High Point, North Carolina 27262

Telephone Number: (336) 889-5161

CULP, INC.

FORM 11K REPORT

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Retirement Committee of the

Culp, Inc. Employees’ Retirement Builder Plan

High Point, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years ended December 31, 2024, 2023, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended December 31, 2024, 2023, and 2022 in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2024 financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the 2024 financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the 2024 financial statements as a whole.

We have served as the Plan’s auditor since 2022.

/s/ GreerWalker LLP

June 18, 2025

Charlotte, North Carolina

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2024 AND 2023

ASSETS	2024	2023
Investments, at fair value (Note C)
Registered investment companies	$40,077,354	$36,961,195
Common and collective trust fund	3,472,715	3,703,050
Culp, Inc. common stock	1,153,883	968,890
Money market fund	43,493	42,054
	44,747,445	41,675,189
Receivables
Employer contributions	-	34,835
Participant contributions	-	66,888
	-	101,723

NET ASSETS AVAILABLE FOR BENEFITS	$44,747,445	$41,776,912

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	2024	2023	2022
CHANGES IN NET ASSETS ATTRIBUTED TO :
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$2,257,892	$3,638,951	$(9,641,415)
Interest and dividends	2,413,506	1,839,727	1,935,370
Total investment income (loss)	$4,671,398	$5,478,678	$(7,706,045)
Contributions
Employer	1,059,697	1,053,752	1,043,341
Participant	1,886,013	1,989,324	1,863,552
Direct rollovers	346,981	153,232	177,454
Total contributions	3,292,691	3,196,308	3,084,347

Benefits paid to participants	(4,865,107)	(7,550,692)	(3,782,664)
Administrative expenses (Note E)	(128,449)	(121,994)	(113,530)

Net increase (decrease)	2,970,533	1,002,300	(8,517,892)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	41,776,912	40,774,612	49,292,504

End of year	$44,747,445	$41,776,912	$40,774,612

NOTE A - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc., and its subsidiaries (the “Company”) who have three months of continuous service and are at least 21 years of age. Employees who elect to participate in the Plan may do so in the next available payroll period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various registered investment company funds, one common and collective trust fund, and Culp, Inc. common stock as investment options for participants. The Company makes matching safe harbor contributions equal to 100% of the participant’s contribution up to the first 4% of annual compensation contributed to the Plan. An employee who is eligible to participate in the Plan but does not either affirmatively elect to decline participation or designate a specified amount to be contributed to the Plan, is required to have their compensation reduced by 3%, which is in turn contributed into the Plan’s MassMutual Select T. Rowe Price Retirement Series.

Employees who elect to participate in the Plan are required to contribute at least 2% of their annual compensation to the Plan.

Additional profit-sharing amounts may be contributed at the option of the Company. No profit-sharing contributions were made during the years ended December 31, 2024, 2023, or 2022.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of (a) the Company’s profit-sharing contributions, (b) Plan earnings, and (c) Plan administrative expenses. Allocations are based on participant earnings, account balances, or specific transactions, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own voluntary contributions and the Company’s matching contributions plus actual earnings thereon.

Notes Receivable from Participants

Notes receivable from participants are not permitted by the Plan.

Payment of Benefits

Upon termination of service due to death, disability, retirement, or other reasons as defined by the Plan, participants may receive a lump-sum distribution equal to the value of the participant’s vested interest in the Plan. In-service distributions may be made to participants who have reached age 59 1/2. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified by the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures. Actual results could differ from those estimates.

Contributions

Contributions from participants are recorded as they are withheld from the participants’ wages. Contributions from the Employer are recorded in the period in which the related participant contributions are due.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

NOTE C - FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of fair value hierarchy are described as follows:

Level 1 - Quoted market prices in active markets for identical assets and liabilities,

Level 2 - Inputs other than level 1 inputs that are either directly or indirectly observable, and

Level 3 - Unobservable inputs developed using the company’s estimates and assumptions, which reflect those a market participant would use.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used during the years ended December 31, 2024, 2023, and 2022, respectively.

Registered Investment Companies

Valued at the daily closing price as reported by the fund. The funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common and Collective Trust Fund

This investment is valued using the NAV as a practical expedient and is not classified in the fair value hierarchy. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan.

The following tables present information for which the NAV per share practical expedient was used:

	Net Asset Value used as a practical expedient as of December 31, 2024:
			Redemption
		Unfunded	Frequency	Redemption
Description	Fair Value	Commitments	(If Currently Eligible)	Notice Period
Invesco Stable Value Trust Fund	$3,472,715	N/A	Daily	12 months

	Net Asset Value used as a practical expedient as of December 31, 2023:
			Redemption
		Unfunded	Frequency	Redemption
Description	Fair Value	Commitments	(If Currently Eligible)	Notice Period
Invesco Stable Value Trust Fund	$3,703,050	N/A	Daily	12 months

Culp, Inc. Common Stock

This investment is valued at the closing price reported on the New York Stock Exchange, which is the active market in which the individual security is traded. This investment is classified within Level 1 of the valuation hierarchy.

The Plan held 196,376 shares and 167,314 shares of the Company’s common stock as of December 31, 2024, and 2023, respectively. The cost basis of these shares of the Company’s common stock was $1,253,261 and $1,188,047 as of December 31, 2024, and 2023, respectively.

Money Market Fund

This investment is a public investment vehicle valued using $1 for the NAV. The money market fund is classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present information about assets and liabilities measured at fair value on a recurring basis:

	Fair value measurements as of December 31, 2024, using:
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
Description	Level 1	Level 2	Level 3	Total
Registered investment companies	$40,077,354	—	—	$40,077,354
Culp, Inc. common stock	$1,153,883	—	—	$1,153,883
Money market fund	—	$43,493	—	$43,493
Total investments in the fair value hierarchy	$41,231,237	$43,493	$—	$41,274,730

Investments at net asset value, as a practical expedient:
Common and collective trust fund				$3,472,715

Total investments at fair value				$44,747,445

	Fair value measurements as of December 31, 2023, using:
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
Description	Level 1	Level 2	Level 3	Total
Registered investment companies	$36,961,195	—	—	$36,961,195
Culp, Inc. common stock	$968,890	—	—	$968,890
Money market fund	—	$42,054	—	$42,054
Total investments in the fair value hierarchy	$37,930,085	$42,054	$—	$37,972,139

Investments at net asset value, as a practical expedient:
Common and collective trust fund				$3,703,050

Total investments at fair value				$41,675,189

NOTE D - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During the years ended December 31, 2024, 2023, and 2022, Plan investments include shares of the Company’s common stock and therefore, transactions associated with the Company’s common stock qualify as party-in-interest.

Commencing on January 1, 2021, Empower Retirement, a wholly owned subsidiary of Great West Life & Annuity Insurance Company has served as Plan administrator during the years ended December 31, 2024, 2023, and 2022.

NOTE E – ADMINISTRATIVE EXPENSES

Administrative fees paid directly by the Plan to Raymond James Financial Services for investment advisory and other administrative services were $86,499, $82,400, and $86,965 during the years ended December 31, 2024, 2023 and 2022, respectively.

Administrative fees paid directly by the Plan to Smith Leonard PLLC for audit services were $1,000, $2,000 and $15,000 during the years ended December 31, 2024, 2023, and 2022, respectively.

Administrative fees paid directly by the Plan to GreerWalker LLP for audit services were $27,000 and $25,000 during the years ended December 31, 2024 and 2023, respectively.

Administrative fees paid directly by the Plan to Empower Annuity Insurance Company of America were $13,950, $12,594 and $7,025, during the years ended December 31, 2024, 2023 and 2022, respectively.

Administrative fees paid directly by the Plan to Great-West Life & Annuity Insurance Company was $4,540 during the year ended December 31, 2022.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G - TAX STATUS

The Plan has adopted a prototype plan document sponsored by the Plan’s trustee. The Internal Revenue Service has determined and informed the Plan’s trustee by a letter dated June 30, 2020, that the Plan is designed and in compliance with the applicable requirements of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress.

NOTE H - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as inflation, unemployment, interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 56-1001967

PLAN NUMBER: 001

December 31, 2024

(a)	(b) Borrower, Lessor or Similar Party	(c) Description of Investment		(d) Cost **	Value
	MFS Moderate Allocation Fund	306,024	units	—	5,878,728
	Franklin Dynatech Fund	31,866	units	—	5,564,076
	MFS Value Fund	94,657	units	—	4,584,226
	MFS Total Return Fund	195,999	units	—	3,706,350
	Invesco Stable Value Trust Fund	3,472,715	units	—	3,472,715
	MFS Growth Allocation Fund	105,810	units	—	2,544,734
	MFS Core Equity Fund	47,787	units	—	2,415,137
	MFS Aggressive Growth Allocation Fund	61,297	units	—	1,819,304
	American Century Mid Cap Value Fund	110,291	units	—	1,707,307
	MFS International Diversification Fund	74,553	units	—	1,681,927
	JP Morgan Small Cap Growth Fund	73,963	units	—	1,308,398
	MassMutual Select T. Rowe Price Retirement 2035 Fund	81,750	units	—	1,305,549
	Pioneer Bond Fund	138,422	units	—	1,136,444
	MassMutual Select T. Rowe Price Retirement 2045 Fund	56,022	units	—	931,083
	DWS RREEF Real Estate Securities Fund	39,430	units	—	856,030
	MFS Corporate Bond Fund	67,579	units	—	826,487
	MassMutual Select T. Rowe Price Retirement 2055 Fund	34,266	units	—	581,500
	MassMutual Select T. Rowe Price Retirement 2030 Fund	37,152	units	—	566,201
	Lord Abbett Bond Debenture Fund	70,197	units	—	499,806
	MassMutual Select T. Rowe Price Retirement 2050 Fund	27,798	units	—	452,003
	MassMutual Select T. Rowe Price Retirement 2015 Fund	29,134	units	—	419,818
	MassMutual Select T. Rowe Price Retirement 2040 Fund	26,026	units	—	402,100
	MFS Conservative Allocation Fund	24,464	units	—	398,268
	MassMutual Select T. Rowe Price Retirement 2060 Fund	20,346	units	—	371,311
	MassMutual Select T. Rowe Price Retirement 2025 Fund	8,193	units	—	120,356
	MassMutual Select T. Rowe Price Retirement 2020 Fund	15	units	—	211
	Fidelity Colchester Street Trust Government Portfolio	43,493	units	—	43,493
*	Culp, Inc. Common Stock	196,376	units	—	1,153,883
					$44,747,445

*Indicates party-in-interest.

**Cost information omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm in connection with registration statement of Culp, Inc. on Form S-8 (File No. 33-13310)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

By: Culp, Inc., Plan Administrator

By: The Culp, Inc. Retirement Committee

Date: June 20, 2025

/s/ Robert G. Culp, IV

Robert G. Culp, IV

/s/ Kenneth R. Bowling

Kenneth R. Bowling

/s/Teresa A. Huffman

Teresa A. Huffman